UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: February 18, 2020	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SCHEDULES FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL

RESULTS CONFERENCE CALL

Hsinchu, Taiwan, February 18, 2020 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it plans to report financial results for the fourth quarter and full year ended December 31, 2019 after the close of trading on the Taiwan Stock Exchange and before the open of the NASDAQ Stock Market on Tuesday, March 10, 2020.

The Company’s management will host two conference calls to discuss the Company’s fourth quarter and full year 2019 financial results. A live, listen only and replay webcast of the conference call will be available through the ChipMOS website. Investors who want to ask questions of the management team are encouraged to call the dial-in phone numbers noted below.

1.	Date: Tuesday, March 10, 2020

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 779324 #

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2019Q4_ch.html

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

2.	Date: Tuesday, March 10, 2020

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-323-794-2551

Password: 5643349

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 5643349

Webcast of Live Call and Replay: http://wms.gridow.com/ir/chipmos/chipmos_2019Q4_en.html

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.